Adastra Receives Controlled Substances Dealer's License

LANGLEY, BC, August 31, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, adult-use and medical sales, organoleptic testing and analytical testing, is pleased to announce that the Company has received its Controlled Drug and Substances Dealer's License ("Dealer's License"). This license allows Adastra to process psilocybin and psilocin, the active compounds derived from psychedelic mushrooms.

"This is another significant step forward in the next phase of Adastra's goal to become a leader in alternative, plant-based treatments and remedies for physical, mental health and optimal functioning," said Michael Forbes, Chief Executive Officer of Adastra. "The medically regulated psychedelics market is just beginning to lay its foundation in North America; receiving this license enables us to process, formulate and perform scientific tests to verify the active ingredient and its stability for use in products once the market matures."

Under the Dealer's License, Adastra can possess up to 1,000 grams of psilocybin and psilocin at any time and can transfer the extracted material to other companies who hold a valid Dealer's License. Adastra intends to utilize its in-house analytical testing lab, Chemia Analytics, to validate and develop its extraction processes, to optimize and enhance efficiency ahead of any future potential regulatory modifications to the existing psychedelics framework. As the market matures to include regulations for other compounds, such as MDMA, LSD, 5-MeO-DMT and Ketamine, Adastra plans to include these substances in future Dealer's License amendments, positioning itself to capitalize on clinic and patient demand. When approved, the Company will be permitted to process and formulate a variety of psychedelic molecules, increasingly used and sought-after by patients and healthcare practitioners to combat a variety of physical and mental ailments.

"We believe our Dealer's License offers Adastra a preemptive advantage over our peers by having our processes for the extraction and formulation of psilocybin validated before any future potential changes in regulations, enabling us to stay ahead," added Forbes. "Having foresight over what we can control today - standardization of our processes and training of our personnel - we believe positions Adastra for continued growth as we expand our capabilities and revenue streams."

About Adastra Holdings Ltd.

Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use, medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra acquired 100% of the legacy-built brand Phyto Extractions in September 2021. The brand is well-known for its cannabis concentrate products, available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, British Columbia, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin and Psilocin, by receiving its Controlled Substances Dealer's License on August 24, 2022. Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, the acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary manufacturer for medical cannabis and psychedelic therapies, working alongside practitioners and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director
(778) 715 5011
michael@adastraholdings.ca

Stephanie Martens, Investor Relations

ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward looking information in this news release includes statements regarding, but not limited to: Adastra's goal to become a leader in alternative, plant-based treatments and remedies for physical, mental health and optimal functioning; the intention to utilize its testing lab to validate and develop its extraction processes, to optimize and enhance efficiency; the plan to include additional substances in future Dealer's License amendments; the belief that the Company's Dealer's License offers it a preemptive advantage over the Company's peers by having its processes for the extraction and formulation of psilocybin validated before any future potential changes in regulations; and the belief that the new license positions Adastra for continued growth as it expands the Company's capabilities and revenue streams. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; patients' access to products containing controlled substances and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.